Exhibit (a)(6)
IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HENRY PARTNERS, L.P.,	)
)
Plaintiff,	)
)
v.	)	C. A. No.
)
JAMES R. RIDINGS, WILLIAM E.	)
BUCEK, A. PAUL KNUCKLEY, R. DON	)
MORRIS, and LARY C., SNODGRASS,	)
)
Defendants.	)

VERIFIED COMPLAINT
     Plaintiff Henry Partners, L.P., (“Henry Partners”), by and through its undersigned attorneys, as and for its Verified Complaint for Declaratory and Injunctive Relief against defendants James R. Ridings (“Ridings”), William E. Bucek (“Bucek”), A. Paul Knuckley (“Knuckley”), R. Don Morris (“Morris”), and Lary C. Snodgrass (“Snodgrass”), who collectively comprise the Board of Directors (the “Board”) of Craftmade International, Inc., a Delaware corporation (“Craftmade” or the “Company”), upon knowledge as to matters relating to itself and upon information and belief as to all other matters, alleges as follows:
NATURE OF THE ACTION
     1. This action is brought to remedy breaches of fiduciary duties by the members of the Board in connection with the tender offer made by Litex Industries, Ltd. (“Litex”) on March 2, 2010, to acquire the outstanding common stock of Craftmade at $5.25 per share (the “Tender Offer”). The Tender Offer price of $5.25 per share represents a 124.4% premium over the average closing price of Craftmade common stock of $2.34 for the 60 trading days prior to the announcement of Litex’s first offer to acquire Craftmade common stock at $3.25 per share, which offer Litex made public on January 14, 2010. Plaintiff brings this action for declaratory and injunctive relief to prevent the Board from unreasonably utilizing Craftmade’s Stockholder Rights Agreement (the “Poison Pill”) to preclude or deter the Tender Offer. Plaintiff also seeks to disable debt acceleration provisions in two debt instruments of the Company triggered by a change of control (the “Poison Puts”).
PARTIES
     2. Plaintiff Henry Partners is, and at all times relevant hereto was, a Craftmade shareholder. As of the date of filing of this complaint, Henry Partners is the beneficial owner of 75,000 shares of Craftmade common stock. On March 11, 2010, prior to instituting this litigation, Henry Partners sent a letter to the Board requesting it to “either engage in good faith negotiations with Litex to obtain the highest price possible for Craftmade shareholders now or to allow the owners to tender their shares to Litex without your interference.” Nonetheless, the Company’s antitakeover defenses remain in place, unreasonably precluding Plaintiff from participating in the Tender Offer.
     3. Defendant James R. Ridings (“Ridings”) is the Chairman of the Board of Directors (“Board”) of Craftmade and has been a Director since 1985. Ridings is the co-founder of Craftmade, took the Company public in 1990 and served as its Chief Executive Officer from 1986 until July 30, 2008. In addition, Ridings owns 10.2% of the common stock of Craftmade. Furthermore, Ridings’ son-in-law, Brad Dale Heimann, serves as Craftmade’s President and Chief Operating Officer.
     4. Defendant William E. Bucek (“Bucek”) has been a Craftmade director since 2002.
     5. Defendant A. Paul Knuckley (“Knuckley”) has been a Craftmade director since 1996. Knuckley beneficially owns 1.9% of Craftmade’s common stock.

     6. Defendant R. Don Morris (“Morris”) has been a Craftmade director since 2002.
     7. Defendant Lary C. Snodgrass (“Snodgrass”) has been a Craftmade director since 1998. Snodgrass beneficially owns 5.5% of Craftmade’s common stock.
     8. Collectively, Defendants Ridings, Bucek and Snodgrass own 17.6% of the common stock of Craftmade and, for all intents and purposes, control the actions of the Board and the senior management of Craftmade.
BACKGROUND ALLEGATIONS
     9. Craftmade has not performed well. On May 9, 2007, Craftmade issued a press release announcing that it had retained Mazzone & Associates “to assist the Company in evaluating its strategic alternatives to enhance shareholder value . . . [including] a potential sale of the Company.” A committee of the Board was purportedly formed to evaluate strategic alternatives. At this time, shares of Craftmade common stock traded at $16.72.
     10. In response to the Company’s announcement that it had put itself up for sale, Litex, a competitor, expressed an interest in acquiring Craftmade. Litex signed a confidentially agreement, which contained an 18 month standstill agreement, and performed due diligence on Craftmade. On August 15, 2007, Litex sent a letter indicating its interest in acquiring the Company. Defendants, however, responded to Litex by stating the Company was no longer for sale. One week later, on August 23, 2007, Craftmade announced that the Board had determined it was not the appropriate time to seek the sale of the Company and that the Company was now evaluating several acquisition candidates.
Defendants’ Strategic Plan Sends
Company Into A Downward Spiral
     11. Defendants pursued their alternative strategic plan, and acquired certain assets of Woodard LLC in January 2008 for a purchase price of approximately $20 million comprised of cash and Craftmade common stock. Woodard had $55.4 million in sales and on a consolidated basis, the acquisition made it appear as if Craftmade’s revenues had actually grown during the period of decline in its industry. In addition, the Woodard acquisition had the beneficial effect, to Defendants, of placing 12.3% of Craftmade’s common stock in “friendly hands.”
     12. The acquisition, however, did nothing to create shareholder value. Indeed, within a matter of months the Company announced that it had suspended its quarterly dividend. Moreover, net income for the quarter ended March 31, 2008 was down more than 12%.
     13. During the remainder of 2008 and first half of 2009, Craftmade fared worse. As noted in Craftmade’s 2009 Form 10-K filed with the SEC on September 28, 2009, “this economic environment and the corresponding decline in home-related spending have significantly impacted both our Specialty and Mass retail segments.” For the fiscal year ended June 30, 2009, Craftmade reported a net loss of $1 million, its first loss in the past five years.
Defendants Build Defenses Rather Than Value
     14. Notwithstanding defendants’ failure to develop and implement a plan to create value for Craftmade’s stockholders, they continued to rebuff Litex’s expressions of interest and focused on entrenching their positions as directors of the Company.
     15. Although the Company already had the Poison Pill in place, Defendants sought reinforcements. On July 8, 2009, the Company entered into a $40 million dollar Revolving Loan Agreement with Bank of America, N.A (the “Revolving Loan Agreement”). Among other things, the Revolving Loan Agreement was used to refinance a Third Amended and Restated Loan Agreement with The Frost National Bank, dated December 31, 2007 (the “Loan Agreement”). But unlike the terms of the Loan Agreement, which provided for a negative covenant requiring the Company and its subsidiaries not to change two or more of the persons comprising senior management, the Revolving Loan Agreement included a change of control provision focused on stock ownership and the composition of the Board.
     16. Specifically, under Section 11.1(m) of the Revolving Loan Agreement, a change of control is an event of default remedied by, among other things, declaring outstanding obligations of the Company immediately due and payable. The Revolving Loan Agreement defines “Change of Control” as:
(a) any “person” or “group” (as such terms are used in sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, but excluding any employee benefit plan of such person and its subsidiaries, and any person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), excluding the Permitted Holders, shall become the “beneficial owner” (as defined in rules 13(d)-3 and 13(d)-5 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than the greater of (x) 30% or more of the then outstanding equity securities of Borrower entitled to vote for members of the board of directors or equivalent governing body or (y) the percentage of equity securities of Borrower entitled to vote for members of the board of directors or equivalent governing body, or (b) the board of directors of Borrower ceases to consist of a majority of the Continuing Directors.
17.	The Revolving Loan Agreement defines “Continuing Directors” as the directors of Borrower on the Closing Date and each other director, if, in each case, such other directors’ nomination for election to the board of directors of Borrower is recommended by a majority of the then Continuing Directors of such other director receives the vote of the Permitted Holders in his or her election by the stockholders of Borrower
As a whole, the provisions are incomprehensible. For example, it appears that the definition of Continuing Directors should have been written to allow for nominations elected (i) by a majority of the Board or (ii) by Permitted Holders. In other words, the definition is probably intended to read in part “... such other directors’ nomination ... is recommended by a majority of the then Continuing Directors or such other director receives the vote of the Permitted Holders....” Thus, together the provisions seem to contemplate an exemption from a Change of Control when involving a Permitted Holder. Incredibly, however, “Permitted Holders” is not defined.
     18. Presumably, Permitted Holder is a stockholder or group of stockholders blessed by the Continuing Directors. But because the term is not defined, certainty as to the intended meaning of the term is impossible to know from the face of the agreement, making the Change of Control provision impossible to understand in operation.
     19. Thus, the Revolving Loan Agreement effectively precludes a stockholder or group of stockholders from accumulating more than 30% of the Company’s outstanding stock without the risk of substantial cost to the Company. Likewise, the Revolving Loan Agreement precludes a stockholder or group of stockholders from voting shares in favor of director nominees who have not been blessed by the Continuing Directors without the risk of substantial cost to the Company.
     20. Even assuming that the Change of Control provision provides an exemption for Permitted Holders (whoever they might be), the Revolving Loan Agreement still impermissibly interferes with the stockholders’ fundamental rights to sell and vote their shares and serves as an improper entrenchment device that coerces stockholders into voting only for those blessed by the incumbent board. Moreover, such a construction of the Revolving Loan Agreement conflicts with statements made by Defendants in response to the Tender Offer and would render their disclosures in connection with the Tender Offer materially false and misleading.
     21. Furthermore, a Change of Control under the Revolving Loan Agreement causes a waterfall effect on a peripheral Term Loan Agreement the Company entered on the same date as the Revolving Loan Agreement with The Frost National Bank (the “Term Loan Agreement”).

Under Section 8.1(g) of the Term Loan Agreement, a default is triggered if Bank of America declares a default of the Revolving Loan Agreement.
     22. These Poison Puts were no doubt prompted by Litex’s continued expressions of interest. Indeed, Litex’s legal counsel had as recently as April 9, 2009 sent a letter to Defendant Ridings stating that it was still interested in exploring a potential business combination. The Board, however, refused to even meet with Litex and only again gruffly responded that that the Company was not for sale.
     23. All the while, rather than focusing on implementing a successful business plan or researching other strategic alternatives that would create value for the stockholders, the Board was reinforcing its takeover defense devices. As an initial matter, the Company’s Poison Pill was set to expire on June 23, 2009. The Board therefore amended the Poison Pill on June 9, 2009 to extend its term for five years. On that same day, June 9, 2009, the Company also announced that it had amended and restated its bylaws. Specifically, the Board unilaterally amended and restated the Company’s bylaws to include an onerous advance notice provision for action to be taken at annual meetings, and also the Board unilaterally amended and restated the Company’s bylaws to include an advance notice provision for action to be taken by written consent.. One month later, on July 8, 2009, the Board negotiated and caused the Company to enter into the Revolving Loan Agreement and the Term Loan Agreement.
     24. Finally, Defendants took the extraordinary step of deregistering Craftmade’s common stock with the SEC and delisting it from the NASDAQ Global Market. This enabled Defendants to, in effect, run a public company in the dark and as if it were, again, the private company Defendant Ridings had founded.

     25. For stockholders, however, rather than creating value, the deregistration decimated the market capitalization of the Company. After the deregistration, the Company’s common stock was listed on the over-the-counter market (OTCQX) which, inter alia, further reduced greatly the trading in the stock as well as analyst coverage of the stock. And as expected, Craftmade continued to decline, both financially and operationally.
Craftmade’s Current Financial Condition
     26. Today, Craftmade is in dire financial and operational straits. For the first quarter of 2010, ended September 30, 2009, and reported on SEC Form 10-Q, filed November 16, 2009, Craftmade reported net sales of only $21 million, a net loss of $377,000, cash of $126,000 and total current assets of only $47.5 million, most of which are secured by loans. In Item 2, of the Company’s SEC Form 10-Q, Craftmade stated that:
“[m]anagement believes that the decline in the housing market and the overall economic downturn will continue to negatively impact the sales of the Company’s various product lines .... The Company continues to pursue its strategic growth plans, while also being highly focused on developing and implementing more immediate plans to mitigate the impact of the current economic downturn. The Company believes it is well situated to benefit from an economic recovery, but the timing of such recovery remains highly uncertain.”
(SEC Form 10-Q, page 23) In apparent recognition of the fact that financial results from ongoing operations would not increase shareholder value, Craftmade further stated that “it is in the best interest of long-term stockholder value for management to continue to evaluate selective and opportunistic acquisitions,” but cautioned that “[t]here can be no assurances, however, that any agreement regarding any such acquisition will be consummated.” (SEC Form 10-Q, page 27) Craftmade common stock closed at $2.28 per share on November 16, 2009, a dramatic decline in value from the $16.72 closing price at the time when Defendants refused to negotiate with Litex in the wake of their having put Craftmade up for sale in May 2007.

     27. Nonetheless, Litex has continued its attempt to engage Defendants in a meaningful discussion for a business combination transaction. Its most recent efforts were on January 8, 2010, when Litex sent a letter to Defendants offering to acquire the common stock of Craftmade for $3.25, specifically stating that it may offer a higher price after conducting due diligence, and requesting a meeting with the Company. Regardless, the following day Defendants “unanimously concluded that the Litex unsolicited proposal undervalued the Company and was opportunistic.”
     28. Although Defendants agreed to have members of management and the board meet with representatives of Litex, prior to this meeting, Defendants repeated their mantra to Litex — that Craftmade was not for sale.
     29. Plainly frustrated with Defendants conduct, on January 15, 2010, Litex issued a press release announcing its offer for the Company. Without even the benefit of hiring an advisor to opine on the proposal, Defendants issued a press release disclosing that in response to the all-cash offer from Litex to acquire all of the common stock of Craftmade for $3.25 per share, Defendants were rejecting it out of hand, and without any considered dialogue with Litex or any financial advisor, because the offer “significantly undervalue[d] Craftmade and [wa]s not in the best interests of the Craftmade shareholders.”
     30. Moreover, Defendants touted the Woodard acquisition as proof of the effectiveness of their “strategic plan” to acquire companies in an effort to increase shareholder value. However, Defendants did not disclose that Craftmade lacked the financial wherewithal to make additional comparable acquisitions in the foreseeable future, offered no acquisition targets and offered no explanation for the Company’s dismal financial performance and languishing stock price, a clear indication that the Defendants’ strategy has been a failure.

Litex Offers $5.25 Per Share
     31. On March 2, 2010, Litex, having heard nothing further from Defendants with respect to its offer, increased its offer to $5.25 per share and commenced the Tender Offer. The Tender Offer is not subject to any financing condition.
     32. Although faced with the continuing and worsening reality of a failing company with no business plan to enhance shareholder value except through vague statements concerning unspecified, hoped-for acquisitions, Defendants, in true knee-jerk fashion, immediately issued a press release advising its stockholders to take no action in response to the Tender Offer, despite the fact that the Tender Offer would expire on April 7, 2010. Defendants did not support their position with any meaningful data, nor did they not disclose any sound competing financial or business plan that would increase shareholder value.
     33. Defendants filed with the SEC their response to the Tender Offer on March 15, 2010, reiterating their position that the Tender Offer was inadequate from a financial point of view towards the Company’s stockholders and significantly undervalues the Company — this time including an opinion from the Company’s financial advisor. Defendants, however, failed to disclose the full nature of their relationship with the Company’s financial advisor.
     34. Apparently, on March 3, 2010, Defendants agreed to engage B. Riley & Co. (“Riley”) as its financial advisor in connection with the Tender Offer. Nine days later, the Board met to review the terms of the Tender Offer with the assistance of its legal advisor and Riley during which meeting Riley rendered an opinion that the consideration proposed to be paid to the Company’s common stockholders was inadequate. Riley also confirmed this opinion in writing and this opinion is attached to Craftmade’s SEC filing (the “Riley Opinion”). What is not disclosed is that when the Company had deregistered, Riley was to provide the designated advisor for disclosure (DAD) services for OTCQX-member companies. Accordingly, the

Defendants had an on-going relationship with Riley. No mention is made of Riley’s previous engagement by Defendants as the DAD for Craftmade. Nor is there any disclosure regarding the specific financial analysis or methodology performed by Riley.
     35. Moreover, Defendants attack the Tender Offer, stating that Litex has inadequate funds to discharge the Company’s indebtedness. Specifically, Defendants disclose to the stockholders that “the indebtedness under two of [the Company’s] financing agreements could be accelerated, at the option of the lenders thereunder, if Litex of Purchaser acquires control of the Company.” Defendants further state that if the Company goes into default “lenders could foreclose upon substantially all of the Company’s assets constituting collateral thereunder.” Defendants make no mention of Permitted Holders; rather, Defendants state plainly that “a change of control of the Company occurs if any person or entity becomes the beneficial owner of 30% or more of the outstanding securities of the Company entitled to vote for the Board.”
     36. Defendants refer both to the Revolving Loan Agreement and the Term Loan Agreement. Specifically, Litex had estimated and had disclosed in its Tender Offer that approximately $29,000,000 would be required to consummate the Offer. Litex further estimated that approximately $35,053,000 may be required to assume or discharge the Company’s debt.
     37. Defendants state that just under the Revolving Loan Agreement it was “probable that between now and the current expiration date of the [Tender] Offer, the outstanding balance under this facility will increase further in the ordinary course of business to approximately $35,000,000.” The balance of the Revolving Loan Agreement as of December 31, 2009, however, was $21,549,000.
     38. Defendants are improperly using the Change of Control provision under the Poison Puts to drive the cost of the Tender Offer up. The additional $14 million amounts to 48%

of the $29 million required to purchase the Company’s equity, and, at $35 million dollars, the Revolving Loan Agreement increases the cost of consummating the Tender Offer by 220%.
     39. The Litex all-cash Tender Offer, without any financing condition, presents an opportune time and mechanism for Craftmade public shareholders to increase the value of their stockholdings and receive all cash for their shares which otherwise are extremely illiquid and will have virtually no market value.
     40. By abusing their power as directors, particularly glaring in light of the impoverished financial condition of Craftmade, the lack of any credible business plan to enhance shareholder value in the foreseeable future, the concentrated effort to create insurmountable takeover defenses to both tender offers and proxy contests, and the utter failure to engage Litex in a dialogue to further increase its offering price, Defendants have subjected the interests of Craftmade and its stockholders to their own self-interests, in violation of their fiduciary duties.
COUNT I
Breach of Fiduciary Duties — Entrenchment
     41. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
     42. As directors of the Company, the Defendants owe fiduciary duties to the Company’s stockholders, including the duties to act with due care and the utmost good faith and loyalty.
     43. Litex’s Tender Offer is an all-cash, non-discriminatory offer for all of the Company’s shares. It is not subject to financing or due diligence conditions, represents a substantial (124.4%) premium over the average closing price of Craftmade stock for the 60 trading days prior to its announcement, is non-coercive, is fair to the Company’s stockholders, and poses no threat to the Company’s policy or effectiveness. The only threat presented by the

Tender Offer is a threat to the Defendants’ ability to retain their positions as directors of the Company. Delaware law, however, does not allow directors to deploy anti-takeover devises for the purpose of entrenching management. Rather, directors of Delaware corporations are duty bound not to preclude an all-cash premium noncoercive tender offer at a fair price. Yet, the Defendants summarily rejected Litex’s offer and efforts to open a dialogue.
     44. Instead, the Defendants deeply entrenched themselves with an arsenal of take-over defenses. Defendants refuse to redeem or amend the Poison Pill. Defendants are actively driving-up the cost of the Poison Puts. Defendants have unilaterally adopted onerous advance notice bylaws for action to be taken at annual meetings. Defendants have unilaterally adopted advance notice bylaws for action to be taken by written consent. The list goes on to include, among other things, change of control provisions in employment agreements that will provide up to 2 years in severance payments.
     45. These self-serving entrenchment devices are being employed to preclude the Tender Offer in plain breach of Defendants’ fiduciary duties of care, loyalty, candor, good faith, and independence owed to Craftmade’s public shareholders. Defendants are obligated to serve Craftmade’s interests above their own self-interest and to enhance shareholder value and, accordingly, assess in a reasonable and prudent manner the Tender Offer from Litex to acquire the common stock of Craftmade at a substantial premium. Defendants are not permitted to put their personal interests ahead of their fiduciary duties and to refuse to engage in a dialogue with Litex, particularly at a time when Defendants have publicly stated that shareholder value can only be served only by extraordinary business measures, including acquisitions, in clear recognition that business as usual at Craftmade has ceased.

     46. Accordingly, Plaintiff seeks an order that declares the adoption, maintenance or implementation of any defensive measure by Defendants against Litex or the Tender Offer, or of any measure that would prevent a future board of directors from exercising its fiduciary duties, including the Poison Pill and Poison Puts, would constitute a breach of fiduciary duties owed to the Company’s stockholders.
     47. Plaintiff has no remedy at law.
COUNT II
Breach of Fiduciary Duties — Implementation of Poison Puts
     48. Plaintiff repeats and realleges each and every allegation above as if set forth in full herein.
     49. The Defendants owe the Plaintiff the utmost fiduciary duties of care and loyalty, including the obligation to act in good faith.
     50. In violation of their fiduciary duties, the Defendants adopted the Poison Puts in the Revolving Credit Agreement and the Term Loan Agreement in response to Litex’s overtures for the sole purpose of entrenching themselves as directors of the Company and preventing their removal by shareholder vote. The adoption of these measures was in violation of the fundamental rights of the Plaintiff to sell its shares, impedes the fundamental franchise rights of the Plaintiff to vote in a contested election, was not entirely fair to the Plaintiff, and constitutes an unreasonable response to the possibility of a takeover of the Company. Moreover, the Change of Control provision set forth in the Revolving Credit Agreement is incomprehensible on its face and subjects the Company’s stockholders to extraordinary ambiguity and risk in exercising their fundamental rights to sell and vote their shares. Thus, adoption of the provision was not only a self-interested act of entrenchment by the Defendants, but also a plain breach of their duty of care.

     51. Defendants’ breaches of fiduciary duties have caused and are continuing to cause harm to Plaintiff by, inter alia, depriving it of the opportunity to sell its shares, and will cause Plaintiff harm by depriving it of the opportunity to exercise its franchise rights free of coercion and to elect a new board majority if it sees fit.
     52. Plaintiff has no adequate remedy at law.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiff demands judgment and preliminary and permanent relief, in its favor and against Defendants as follows:
     A. Declare that the Defendants have breached their fiduciary duties to the Company’s stockholders by refusing to negotiate with Litex and to reasonably inform themselves of the terms on which Litex was prepared to enter into a business combination transaction;
     B. B. Enjoin the Defendants from engaging in any action or inaction that has the effect of improperly impeding, thwarting, frustrating or interfering with the consideration or acceptance of the Tender Offer;
     C. Compel the Defendants to remove the Poison Pill, exempt Litex’s Tender Offer and remove the impediments of any other anti-takeover device;
     D. Declare that the Defendants have breached their fiduciary duties to Plaintiff by implementing the Poison Puts;
     E. Declare that the Poison Puts are invalid and unenforceable;
     F. Award Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and
     G. Grant such other and further equitable relief as this Court may deem just and proper.

PRICKETT, JONES & ELLIOTT, P.A.

OF COUNSEL:	By:	/s/ Ronald A. Brown, Jr.
Ronald A. Brown, Jr. (DE Bar No. 2849)
Bernard M. Gross		Marcus E. Montejo (DE Bar No. 4890)
Deborah R. Goss		1310 King Street
LAW OFFICES OF BERNARD M. GROSS,		Wilmington, Delaware 19801
P.C.		(302) 888-6500
Suite 450, Wanamaker Bldg.
100 Penn Square East	Attorneys for Plaintiff
Philadelphia, PA 19107
Telephone: 215-561-3600
Fax: 215-561-3000

DATED: March 22, 2010